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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

VALENTIS, INC.
(Name of Issuer)

VALENTIS, INC. (OFFEROR AND ISSUER)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Series A Convertible Redeemable Preferred Stock, Par Value $0.001 Per Share,
Common Stock Purchase Warrants, Class A and
Common Stock Purchase Warrants, Class B
(Title of Class of Securities)

N/A
(Cusip Number of Class of Securities)

BENJAMIN F. MCGRAW, III, PHARM.D.
863A MITTEN ROAD
BURLINGAME, CALIFORNIA 94010
(650) 697-1900
(Name, Address And Telephone Number of Person Authorized To
Receive Notices And Communications on Behalf of Filing Persons)

WITH A COPY TO:

PATRICK A. POHLEN, ESQ.
LATHAM & WATKINS
135 COMMONWEALTH DRIVE
MENLO PARK, CALIFORNIA 94025
(650) 328-4600

Check the appropriate boxes below to designate any transactions to which the statement relates.

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed by Valentis, Inc., a Delaware corporation (the "Company"), on May 10, 2002, as amended by Amendment No. 1 on June 5, 2002, Amendment No. 2 on July 3, 2002 and Amendment No. 3 on September 3, 2002. This Schedule TO is related to the Company's offer to purchase for cash 16,940 shares, or 55%, of its currently outstanding Series A Convertible Redeemable Preferred Stock, par value $0.001 per share (the "Series A Preferred Stock"), and 55% of the outstanding related Common Stock Purchase Warrants, Class A (the "Class A Warrants") and Common Stock Purchase Warrants, Class B (together with the Class A Warrants, the "Warrants"), which warrants were issued to holders of Series A Preferred Stock in connection with their acquisition of Series A Preferred Stock. Fifty-five percent of the related Warrants are exercisable for an aggregate of approximately 605,980 shares of common stock, par value $0.001 per share.

        This Amendment No. 4 to Tender Offer Statement is being filed to terminate and withdraw the Company's tender offer to purchase the Series A Preferred Stock and related Warrants at a purchase price of $1,000 per share of Series A Preferred Stock and related Warrants tendered.

        The Company is terminating and withdrawing the tender offer and is pursuing other options with respect to restructuring the Series A Preferred Stock. Accordingly, the Company will not accept for payment any of the shares tendered by its stockholders and will promptly return all shares of Series A Preferred Stock and Warrants tendered by its stockholders pursuant to the tender offer. A press release explaining the termination and withdrawal of the tender offer is attached to this Schedule TO as Exhibit (a)(5)(F) and is incorporated herein by reference.

Item 12.    Exhibits.

(a)(5)(F)	Press Release, dated September 30, 2002.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VALENTIS, INC.
	By:	/s/ BENJAMIN F. MCGRAW III
		Name:	Benjamin F. McGraw III, Pharm.D.
		Title:	President and Chief Executive Officer
Dated: September 30, 2002

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EXHIBIT INDEX

(a)(5)(F)	Press Release, dated September 30, 2002.

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  Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX